

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Wayne Lee
Chief Financial Officer
TRAVELZOO
590 Madison Avenue, 35th Floor
New York, New York 10022

> **Re: TRAVELZOO**
> **Registration Statement on Form S-3**
> **Filed February 3, 2023**
> **File No. 333-269563**

Dear Wayne Lee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christina Sindoni Ciocca